SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.300.025.357 Public-held company with authorized capital

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING
HELD ON DECEMBER 03, 2008.

1. DATE, TIME AND PLACE: held on December 03, 2008, at 3:00 p.m., exceptionally at Av. Roque Petroni Junior, nº 1464 - 6º andar, lado B, sala do Conselho, Morumbi, São Paulo - SP, according to the call notice.

2. CHAIRMAN AND SECRETARY: Luis Miguel Gilperéz López – Chairman; Breno Rodrigo Pacheco de Oliveira – Secretary.

3. ATTENDANCE: the meeting was installed, with the attendance of the Directors representing the necessary quorum, in compliance with the quorum set forth in the By-laws. Also present, in compliance with article 163, §3 of Law No. 6,404/76, Mrs. Paula Bragança França Mansur– representing the Fiscal Council of the Company in order to give the necessary explanations.

4. AGENDA AND RESOLUTIONS:

Mr. Luis Miguel Gilpérez López, President of the Board of Directors, clarified that, as it was known by the present members, the meeting had the purpose to decide about the total spin-off of the wholly-owned subsidiary of Vivo Participações S.A., TCO IP S.A., a closely-held corporation, incorporated in accordance with the laws of Brazil, with head office located at the City of São Paulo, State of São Paulo, at Av. Roque Petroni Junior, 1464 - 6º andar Lado B - Parte, Morumbi, enrolled with the CNPJ/MF under No. 04.225.487/0001-61 and with NIRE 35.300.357.213 (“TCO IP” or “Spun-off Company”) with the transfer of part of its net worth to the Company and the other part of its net worth to Telemig Celular S.A., publicly-held corporation, incorporated in accordance with the laws of Brazil, with head office located in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled with CNPJ/MF under No. 02.320.739/0001-06 (“Telemig Celular”, being the Company, jointly with Telemig Celular, referred to as “Merging Company”), a transaction that shall be submitted to the final approval of the General Shareholders’ Meeting of the Company, of Telemig Celular and of TCO IP.

The Chairman also reminded that for financial and economic reasons, TCO IP acquired in the Mandatory and Voluntary Tender Offer of the Merging Companies, the common and preferred shares of such companies and received the controlling shares of the Merging Companies previously acquired by Vivo Participações S.A. from Telpart Participações S.A. and that the proposed transaction aims to simplify the corporate structure, by means of the total spin-off of TCO IP with the transfer of part of its net worth comprising the shares of Telemig Celular Participações S.A. to such company and the transfer of part of its net worth comprising the shares of the Company for it, in order to decrease administrative costs, facilitating the unification, standardization and the rationalization of the administration of the involved companies.

At last, the Chairman clarified that considering that there are no minority shareholders of TCO IP, as it is a wholly-owned subsidiary of Vivo Participações, there is no replacement of shares of the non-controlling shareholders of TCO IP for shares of the Merging Companies. Therefore it will not result in a capital increase of the Company nor of Telemig Celular S.A. and neither any change in the equity interest of the other shareholders of the Merging Companies, there will be only a replacement of TCO IP by Vivo Participações S.A. as a shareholder of the Company and of Telemig Celular S.A., becoming Vivo Participações a holder of these shares in the same amount and same class, with the same rights of the shares of such Merging Companies previously held by TCO IP, as result of the total spin-off and the consequent extinction of the last one.

After making all the clarifications and presented the draft of the Protocol, the members of the Board of Directors, unanimously resolved:

4.1       To approve, ad referendum, of the general shareholders’ meeting of the Company that will resolve about this matter, the draft of the Protocol of Total Spin-off and the Instrument of Justification of TCO IP S.A with the Merger of the Spun-Off Portions into Telemig Participações S.A and into Telemig Celular S.A (“Protocol”) to be entered, on this date, into by and among the Company, Telemig Celular and TCO IP, which establishes the transfer to the Company, of portion of the net worth of TCO IP, being the other portion transferred to Telemig Celular. The Protocol establishes the terms and general conditions of the intended transaction, its justifications, the shares and assets appraisal criteria to be merged into the Merging Companies. As clarified and stated in the Protocol, there will not be exchange ratio between the equity interest of the non-controlling shareholders of the Spun-off Company for shares of the Company and of Telemig Celular, considering that Vivo Participações S.A. is the sole shareholder of the Spun-off company and that it will receive the totality of shares of the Company held by TCO IP, being considered unnecessary, therefore, the appraisal of the net worths at market value for the purposes of article 264 of the Corporate Law, according to recent understandings of the Brazilian Securities and Exchange Commission as mentioned  by the Board of Officers and by the external and internal advisors of the Company.

Considering the approval of the terms and conditions of the Protocol herein resolved, as well as the clarifications regarding the intended restructure and the existence of the affirmative opinion of the Fiscal Council, the members of the Board of Directors, voted for the implementation of the transaction analyzed and authorized the execution of the Protocol to be signed by the Board of Officers of the Company, as well as the execution of all necessary acts to the implementation of the transaction, including, without limitation, to the Call of the shareholders to the General Shareholders Meeting that shall resolve about this matter.

4.2.      To ratify, ad referendum, of the general shareholders’ meeting of the Company which resolves about the matter, the hiring, by the Board of Officers of the Company, of the specialized audit company Ernst & Young Auditores Independentes SS., for the appraisal of the net worth portion of TCO IP to be merged into the Company.

4.3.      To approve, ad referendum, of the general shareholders’ meeting of the Company which shall decide about the matter, the appraisal report of the net worth portions of TCO IP, based on its book value, on December 01, 2008.

5. ADJOURNMENT OF THE MEETING: As no matters were left to be discussed, the meeting was adjourned and these minutes, after being drawn up, read and approved, were executed by the members of the Board in attendance and by the Secretary, and, then, registered in the proper corporate book.

SIGNATURES: Luis Miguel Gilpérez López - President of the Board of Directors; Shakhaf Wine – Vice-President of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo (Director represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício, Félix Pablo Ivorra Cano; Ignácio Aller Mallo (Director represented by Luis Miguel Gilpérez López), José Guimarães Monforte; Luiz Kaufmann and Antonio Gonçalves de Oliveira - Directors and Breno Rodrigo Pacheco de Oliveira – Secretary.

The present certificate is a true and correct copy of the minutes of the extraordinary meeting of the Board of Directors, held on December 03, 2008 drawn up in the proper corporate book.

Breno Rodrigo Pacheco de Oliveira
General Secretary - OAB/RS No. 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 09, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.